Exhibit 99.1

NOMAD FOODS LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE PERIODS ENDED DECEMBER 31, 2015

4th quarter Results In-line with Previous Expectations

FELTHAM, United Kingdom, March 31, 2016 /PRNewswire/ — Nomad Foods Limited (“Nomad” or the “Company”) (NYSE: NOMD), today issues the following trading update for the three, nine and twelve month periods ended December 31, 2015.

Reported Results

Nomad Foods acquired Iglo Foods Holdings Limited and its subsidiaries (the “Iglo Group”) on June 1, 2015 and Findus Sverige AB and its subsidiaries (the “Findus Group”) on November 2, 2015. Prior to June 1, 2015 Nomad Foods did not have any operations. Accordingly, Nomad Foods’ reported results for the nine months ended December 31, 2015 include the seven month results of the Iglo Group from June 1, 2015 only and the two month results of the Findus Group from 2 November, 2015 only. In May 2015, Nomad Foods changed its financial year end to December 31 from March 31 in order to align with the Iglo Group’s historical reporting calendar. As a result, Nomad Foods’ as reported results for the 2015 financial year are for the nine month period ended December 31, 2015.

Highlights for the three months ended December 31, 2015

•	Revenue for the three months ended December 31, 2015 was €475.9 million, resulting in a €53.0 million profit after tax, which includes exceptional costs of €20.3 million.

•	For the three months ended December 31, 2014, revenue was €nil, resulting in a profit after tax of €0.1 million.

Highlights for the nine months ended December 31, 2015

•	Revenue for the nine months ended December 31, 2015 was €894.2 million resulting in a loss after tax of €337.3 million, resulting from non-cash charges related to the Founder Preferred Shares Annual Dividend Amount and warrant redemption amount of €348.6 million and exceptional costs of €58.1 million.

•	For the twelve months ended March 31, 2015, revenue was €nil resulting in a loss after tax of €167.5 million, due to €166.2 million non-cash charges related to the Founder Preferred Shares Annual Dividend Amount and warrant redemption amount.

Pro Forma As Adjusted Results

Highlights for the three months ended December 31, 2015

Nomad Foods is presenting Pro Forma As Adjusted financial information for the three months ended December 31, 2015. Pro Forma As Adjusted financial information for the three months ended December 31, 2015 includes the reported results of Nomad Foods for such period, from which the results of the Findus Group from November 2, 2015 have been removed and replaced with the reported results of the Findus Group for the three months ended September 30, 2015, as they have been derived from audited carve out consolidated financial statements of the Findus Group.

For comparative purposes, the reported results of the Iglo Group for the three months ended December 31, 2014 and the reported results of the Findus Group for the three months ended September 30, 2014, have been added to the reported results of Nomad Foods for such periods.

The Pro Forma As Adjusted results have been adjusted for exceptional items, restructurings and transaction-related items. Please see the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Pro Forma As Adjusted financial information to the reported results of Nomad Foods.

Pro Forma As Adjusted financial information

	Pro Formas As Adjusted for the three months ended
€ in millions, except per share data	December 31, 2015	December 31, 2014	Difference	%
Revenue	528.8	547.0	(18.2)	(3.3)
Gross profit	155.4	181.2	(25.8)	(14.2)
Gross margin	29.4%	33.1%	(3.7)	(11.2)
Adjusted EBITDA	89.6	108.2	(18.6)	(17.2)
Adjusted EBITDA margin	16.9%	19.8%	(2.9)	(14.6)
Adjusted profit for the period	44.7	59.5	(14.8)	(24.9)
Earnings per share	€0.25	€0.33	(€0.08)	(24.2)

•	Pro Forma As Adjusted revenue for the three months ended December 31, 2015 decreased by €18.2 million, or 3.3%, to €528.8 million from €547.0 million for the three months ended December 31, 2014. Allowing for currency impacts, the impact of exits from Romania, Slovakia, Turkey & Russia and business acquisitions, like-for-like revenue decline was 6.6%; a 1.0% improvement against the prior quarter’s rate of decline. The decline in sales was driven by our three largest markets, the UK, Italy & Germany, although each of these markets showed reduced decline year-on-year compared to the prior quarter. The Findus Group markets were in total broadly flat on a like-for-like basis.

•	Pro Forma As Adjusted gross profit for the three months ended December 31, 2015 decreased by €25.8 million, or 14.2%, to €155.4 million from €181.2 million for the three months ended December 31, 2014. The decrease is primarily due to sales performance and a decline in gross margin. Pro Forma As Adjusted gross margin fell, decreasing by 3.7% to 29.4% from 33.1%. The decrease in Pro Forma As Adjusted gross margin is driven by the volume decreases leading to reduced efficiencies and increased promotional investment to remain relevant to value seeking consumers. A deterioration in $:€ exchange rate drove higher cost inflation in the three months ended December 31, 2015.

•	Pro Forma As Adjusted EBITDA for the three months ended December 31, 2015 decreased €18.6 million, or 17.2%, to €89.6 million from €108.2 million for the three months ended December 31, 2014. Pro Forma As Adjusted EBITDA margin decreased by 2.9% to 16.9% due to the reduction in gross margin discussed above, offset by lower indirect costs, primarily due to lower bonus pay-out levels aligned to business performance. Advertising and promotion expenditure, as a percent of revenue for the three months ended December 31, 2015 improved 100 basis points year-over-year to 4.7%.

•	Pro Forma As Adjusted profit for the three months ended December 31, 2015 decreased €14.8 million, or 24.9%, to €44.7 million from €59.5 million for the three months ended December 31, 2014. This is due to the reduction in As Adjusted EBITDA margin, offset by a €6.9 million quarter on quarter decrease in Pro Forma As Adjusted taxes, driven by a combination of lower profitability and an improved mix of taxable profits across the group.

•	Pro Forma As Adjusted EPS is €0.25 for the three months ended December 31, 2015 as compared to €0.33 for the three months ended December 31, 2014, a decrease of 24.2% due to the decrease in Pro Forma As Adjusted profit discussed above.

Highlights for the twelve months ended December 31, 2015

In May 2015, Nomad Foods changed its financial year end to December 31 in order to align with the Iglo Group’s historical reporting calendar. Nomad Foods is presenting Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 for the combined results of Nomad Foods, the Iglo Group and the Findus Group. Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 includes the reported results of Nomad Foods for such period (which includes the results of the Iglo Group from June 1, 2015 and the Findus Group from November 2, 2015) and have had (i) the reported results of the Iglo Group for the five months ended May 31, 2015 added to them; (ii) the audited consolidated carve out results of the Findus Group for the twelve months ended September 30, 2015 added to them and (iii) the results of the Findus Group from November 2, 2015 removed.

For comparative purposes, the reported results of the Iglo Group for the twelve months ended December 31, 2014 and the reported results of the Findus Group for the twelve months ended September 30, 2014, have been added to the reported results of Nomad Foods for such periods.

The Pro Forma As Adjusted results have been adjusted for exceptional items, restructurings and transaction-related items. Please see the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Pro Forma As Adjusted financial information to the reported results of Nomad Foods.

Pro Forma As Adjusted financial information

	Pro Formas As Adjusted for the twelve months ended
€ in millions, except per share data	December 31, 2015	December 31, 2014	Difference	%
Revenue	2,051.7	2,113.3	(61.6)	(2.9)
Gross profit	618.6	672.9	(54.3)	(8.1)
Gross profit margin	30.2%	31.8%	(1.6)	(5.0)
Adjusted EBITDA	345.2	371.7	(26.5)	(7.1)
Adjusted EBITDA margin	16.8%	17.6%	(0.8)	(4.5)
Adjusted profit for the year	170.1	184.9	(14.8)	(8.0)
Earnings per share	€0.95	€1.03	(€0.08)	(7.8)

•	Pro Forma As Adjusted revenue for the twelve months ended December 31, 2015 decreased by €61.6 million, or 2.9%, to €2,051.7 million from €2,113.3 million for the twelve months ended December 31, 2014. The sales performance was impacted by a continuation of the tough grocery retail environment across our top three markets as consumers continue to exhibit value seeking behaviour. Allowing for currency impacts, the impact of exits from Romania, Slovakia, Turkey & Russia, business acquisitions and business disposals, like-for-like revenue decline was 4.9%. This decline reflects challenging market conditions in three of our key markets (UK, Germany and Italy).

•	Pro Forma As Adjusted gross profit for the twelve months ended December 31, 2015 decreased by €54.3 million, or 8.1%, to €618.6 million from €672.9 million for the twelve months ended December 31, 2014. The reduction is driven by sales performance and a decline in gross margin. Pro Forma As Adjusted gross margin decreased by 1.6% to 30.2% from 31.8%. This is primarily due to reduced efficiencies in the supply network due to the impact of lower volumes and increased promotional investment to remain relevant to value seeking consumers. A deterioration in $:€ exchange rate drove higher cost inflation in the latter part of 2015.

•	Pro Forma As Adjusted EBITDA for the twelve months ended December 31, 2015 decreased €26.5 million, or 7.1%, to €345.2 million from €371.7 million for the twelve months ended December 31, 2014. Pro Forma As Adjusted EBITDA margin of 16.8% was in line with expectations, but decreased by 0.8% from 17.6% for the twelve months ended December 31, 2014 due to the reduction in gross margin discussed above, offset by advertising and promotion expenditure being €16.3 million lower than the comparative year, driven by a more effective media buying deal allowing us to deliver broadly flat Gross Rating Points (“GRP”) year over year at a lower cost. Additionally, indirect costs declined by €8.4 million as we adjusted our costs (primarily bonuses which are earnings performance based) to reflect current market performance.

•	Pro Forma As Adjusted profit for the twelve months ended December 31, 2015 decreased €14.8 million, or 8.0%, to €170.1 million from €184.9 million for the twelve months ended December 31, 2014. This is due to the reduction in As Adjusted EBITDA margin, offset by €14.8 million year on year decrease in Pro Forma As Adjusted taxes, driven by a combination of lower profitability and an improved mix of taxable profits across the group.

•	Pro Forma As Adjusted EPS is €0.95 for the twelve months December 31, 2015 as compared to €1.03 for the twelve months ended December 31, 2014, a decrease of 7.8% due the decrease in Pro Forma As Adjusted profit discussed above.

Recent Developments

On March 31, 2016, the Company announced the decision to request negotiations with the relevant trade unions about a potential closure of the Group’s Bjuv factory and pea processing operations by the end of 2016. The factory produces a range of vegetable and meal products for the retail and food service markets in Sweden, Denmark and Finland. Production will move to the Group’s Reken and Bremerhaven factories in Germany. The consolidation of operations is expected to create a more efficient supply chain.

Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “While market conditions remain challenging, we managed to slow the rate of sales decline in the final quarter and maintained margins and cash generation in line with expectations. I remain confident that our strategy is the right one and will deliver progressive improvement through 2016. The integration of the Findus businesses continues to proceed in line with our expectations, and I am pleased with the pace we are realizing synergies and merging our business processes. Optimizing our manufacturing footprint is a critical step towards achieving our objectives and today we have announced that we have requested negotiations with the relevant trade unions about a potential closure of the Bjuv manufacturing plant in Sweden. Regrettably, should the factory close, this would involve the loss of approximately 500 jobs. We are committed to supporting our employees through this difficult period.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are focused on supporting and nurturing our iconic brands to stabilize sales and are executing upon our strategic vision to deliver long-term growth. We believe Stefan and the whole team are making the right decisions, and we expect to experience meaningful signs of improvement through the course of 2016. While we have some challenges, there are also ample opportunities – organic and external. I believe that as we look ahead, we are well-positioned to build upon a great business and create significant value for all of our stakeholders.”

Conference Call

A conference call with members of the executive management team will be held to discuss the results with additional comments and details.

The conference call is scheduled to begin at 10:00 AM Eastern Daylight Time (3:00 PM British Summer Time) on Thursday, March 31, 2016. To participate on the live, call listeners in the United State may dial 1866 928 7517 and listeners in the United Kingdom may dial 0808 2370030.

For a list of all international dial-in numbers, please click here. Additionally, the call is being webcast and can be accessed at Nomad’s website at www.nomadfoods.com under Investor Relations; the event password is 669542.

Pro Forma As Adjusted Financial Information

Pro Forma As Adjusted financial information presented in this press release is based on the historical financial statements of Nomad Foods, as well as the historical financial statements of the Iglo Group and the Findus Group and has been prepared to reflect the acquisition of both the Iglo Group and the Findus Group and the changes in the financing structure associated with the acquisition of both Groups. Pro Forma As Adjusted financial information should be read in conjunction with the audited financial statements of Nomad Foods included in this press release.

The Pro Forma adjustments presented herein are based upon certain assumptions that Nomad Foods believes to be reasonable. Pro Forma As Adjusted financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition of the Iglo Group or the Findus Group occurred on an earlier date, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined group will experience. Pro Forma As Adjusted financial information is not compliant with SEC rules and does not reflect the cost of any integration or benefits from the acquisition of the Iglo Group and Findus Group that may be derived in the future.

Non-IFRS Financial Measures

Nomad Foods also utilizes certain additional key performance indicators described below. Nomad Foods believe these indicators provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of EBITDA and Pro Forma As Adjusted EBITDA may be different from the calculations used by other companies and comparability may therefore be limited. EBITDA and Pro Forma As Adjusted EBITDA are non-IFRS measures and you should not consider them an alternative or substitute for Profit and Loss after tax as a measure of operating performance.

EBITDA is Profit/Loss before tax for the period before net financing costs, depreciation, amortization, exceptional items, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other similar items. Pro Forma As Adjusted EBITDA is EBITDA further adjusted to add the results of the Iglo Group and Findus Group to the reported results of Nomad Foods for periods when the Iglo Group and the Findus Group, respectively, were not owned by Nomad Foods. We believe EBITDA and Pro Forma As Adjusted EBITDA are useful indicators and can assist securities analysts, investors and other parties to perform their own evaluations. Accordingly, the information has been disclosed to permit a more complete and comprehensive analysis of our operating performance. EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the individual needs and circumstances of these companies. You should exercise caution in comparing EBITDA or Pro Forma As Adjusted EBITDA with similarly titled measures of other companies. EBITDA and Pro Forma As Adjusted EBITDA are not measures of liquidity or performance calculated in accordance with IFRS and should be viewed as a supplement to, not a substitute for, our results of operations presented in accordance with IFRS.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad produces, markets and distributes brands in 15 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Nomad Foods As Reported

Statement of Income (unaudited)

Three months ended December 31, 2015 and December 31, 2014

	Three months ended December 31, 2015 € millions	Three months ended December 31, 2014 € millions
Revenue	475.9	—
Cost of sales	(352.0)	—

Gross profit	123.9	—
Other operating expenses	(72.3)	(0.3)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	—	0.3
Exceptional items	(20.3)	0.1

Operating profit	31.3	0.1
Finance income	7.2	—
Finance costs	(3.1)	—

Net financing income	4.1	—

Profit before tax	35.4	0.1
Taxation	17.6	—

Profit for the period	53.0	0.1

Earnings per Share
Profit for the period in € millions	53.0	0.1
Weighted average shares outstanding	176,990,448	50,025,000

Earnings per share in €	0.30	—

Nomad Foods As Reported

Statement of Income (audited)

Nine months ended December 31, 2015 and twelve months ended March 31, 2015

	Nine months ended December 31, 2015 € millions	Twelve months ended March 31, 2015 € millions
Revenue	894.2	—
Cost of sales	(663.0)	—

Gross profit	231.2	—
Other operating expenses	(138.6)	(0.7)
Founder Preferred Shares Annual Dividend Amount & Warrant redemption Amount	(348.6)	(166.2)
Exceptional items	(58.1)	(0.7)

Operating loss	(314.1)	(167.6)
Finance income	8.7	0.1
Finance costs	(44.2)	—

Net financing (costs) / income	(35.5)	0.1

Loss before tax	(349.6)	(167.5)
Taxation	12.3	—

Loss for the period/year	(337.3)	(167.5)

Earnings per Share
Loss for the period/year in € millions	(337.3)	(167.5)
Weighted average shares outstanding	145,590,810	50,025,000

Loss per share in €	(2.32)	(3.35)

Nomad Foods As Reported

Statement of Financial Position (audited)

As at December 31, 2015 and March 31, 2015

	As at December 31, 2015 € millions	As at March 31, 2015 € millions
Non-current assets
Intangible assets	3,406.4	—
Property, plant and equipment	318.2	—
Deferred tax assets	60.6	—

Total non-current assets	3,785.2	—

Current assets
Cash and cash equivalents	618.7	126.8
Inventories	319.6	—
Trade and other receivables	118.7	—
Indemnification assets	77.8	—
Capitalized borrowing costs	5.0	—
Derivative financial instruments	4.7	—
Short-term securities	—	320.6

Total current assets	1,144.5	447.4

Total assets	4,929.7	447.4

Current liabilities
Bank overdrafts	432.6	—
Founder Preferred Shares Annual Dividend Amount	—	38.2
Derivative financial instruments	1.4	—
Current tax payable	97.7	—
Trade and other payables	422.3	0.7
Provisions	86.7	—

Total current liabilities	1,040.7	38.9

Non-current liabilities
Loans and borrowings	1,491.1	—
Founder Preferred Shares Annual Dividend Amount	—	133.1
Employee benefits	168.9	—
Trade and other payables	1.6	—
Deferred tax liabilities	339.3	—
Warranty redemption liability	—	0.5

Total non-current liabilities	2,000.9	133.6

Total liabilities	3,041.6	172.5

Net assets	1,888.1	274.9

Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,762.4	353.5
Share based compensation reserve	0.1	—
Founder Preferred Share Dividend reserve	531.5	—
Translation reserve	84.5	88.9
Cash flow hedging reserve	1.1	—
Accumulated deficit	(491.5)	(167.5)

Total equity	1,888.1	274.9

Nomad Foods As Reported

Statement of Cash Flows (audited)

For the nine months ended December 31, 2015 and the twelve months ended March 31, 2015

	For the nine months ended December 31, 2015 € millions	For the twelve months ended March 31, 2015 € millions
Cash flows from operating activities
Loss for the period	(337.3)	(167.5)
Reconciliation of net loss to net cash provided by / (used in) operating activities:
Exceptional items	58.1	—
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount	349.0	165.8
Non-cash charge related to warrant redemption liability	(0.4)	0.4
Non-cash fair value purchase price adjustment of inventory	37.0	—
Non-cash cash flow hedge reserve acquisition accounting adjustment	4.9	—
Non-cash Chairman and Independent Non-Executive Director fees	—	0.2
Unrealised gain on portfolio investments	—	(0.1)
Depreciation and amortization	21.8	—
Finance costs	44.2	—
Finance income	(8.7)	—
Taxation	(12.3)	—

Operating cash flow before changes in working capital, provisions and exceptional items	156.3	(1.2)
Increase in inventories	(15.9)	—
Decrease in trade and other receivables	64.3	—
(Decrease)/increase in trade and other payables	(44.0)	0.7
Decrease in employee benefits & other provisions	(1.5)	—

Cash generated from/(used in) operations before tax and exceptional items	159.2	(0.5)
Cash flows relating to exceptional items	(91.6)	—
Tax paid	(19.6)	—

Net cash provided by / (used in) operating activities	48.0	(0.5)

Cash flows from investing activities
Purchase of Iglo, net of cash acquired	(693.6)	—
Purchase of Findus, net of cash acquired	(556.9)	—
Purchase of property, plant and equipment	(19.3)	—
Purchase of intangibles	(2.1)	—
Purchase of portfolio investments	—	(478.8)
Redemption of portfolio investments	312.1	183.2

Net cash used in investing activities	(959.8)	(295.6)

Cash flows from financing activities
Proceeds from issuance of Founder Preferred Shares	—	10.6
Proceeds from issuance of Ordinary Shares	1,171.8	350.9
Costs of admission	(5.3)	(8.0)
Loans from Founder Entities for incorporation	—	0.1
Repayment of loans to Founder Entities	—	(0.1)
Proceeds from new loans and notes	325.0	—
Repayment of loan principal	(490.0)	—
Payment of financing fees	(14.0)	—
Proceeds from settlement of derivatives	4.3	—
Interest paid	(40.8)	—
Interest received	1.5	—

Net cash provided by financing activities	952.5	353.5

Net increase in cash and cash equivalents	40.7	57.4

Cash and cash equivalents at beginning of period	126.8	—
Effect of exchange rate fluctuations	18.6	69.4

Cash and cash equivalents at end of period	186.1	126.8

Cash and cash equivalents comprise cash at bank of €618.7m less bank overdrafts of €432.6m (March 31, 2015: cash at bank of €126.8m, bank overdrafts €nil).

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended December 31, 2015 to the reported results of Nomad Foods for such period.

Pro Forma As Adjusted Profit and Loss (unaudited)

Three Months Ended December 31, 2015

€ in millions except per share data	As reported for the three months ended December 31, 2015	Deduct Findus for the two months ended December 31, 2015	Add Findus unaudited results for the three months ended September 30, 2015	Combined	Adjustments		Combined Pro Forma As Adjusted for the three months ended December 31, 2015
Revenue	475.9	(102.6)	168.0	541.3	(12.5	)(a)	528.8
Cost of sales	(352.0)	97.6	(132.4)	(386.8)	13.4	(b)	(373.4)

Gross profit	123.9	(5.0)	35.6	154.5	0.9		155.4
Other operating expenses	(72.3)	17.3	(23.4)	(78.4)	(1.4	)(c)	(79.8)
Exceptional items	(20.3)	1.1	(9.5)	(28.7)	28.7	(d)	—

Operating profit	31.3	13.4	2.7	47.4	28.2		75.6
Finance income	7.2	(4.7)	0.7	3.2	(0.4)		2.8
Finance costs	(3.1)	0.4	(4.9)	(7.6)	(12.8)		(20.4)

Net financing income/(costs)	4.1	(4.3)	(4.2)	(4.4)	(13.2	)(e)	(17.6)

Profit/(loss) before tax	35.4	9.1	(1.5)	43.0	15.0		58.0
Taxation	17.6	(1.2)	(1.2)	15.2	(28.5	)(f)	(13.3)

Profit/(loss) for the period	53.0	7.9	(2.7)	58.2	(13.5)		44.7

Weighted average shares outstanding(g)	176,990,448						179,936,692
Earnings per share	€0.30						€0.25

(a)	Adjustments to eliminate €12.0 million of intercompany trade between Findus and Iglo Groups for the three months ended September 2015 and a Nomad Foods accounting policy alignment to reclassify €0.5 million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(b)	Adjustments to (i) reflect €0.1 million of depreciation on the Iglo and Findus purchase price accounting (PPA) adjustments to the fair value of property, plant and equipment; (ii) eliminate €12.0 million of October 2015 intercompany trade between Findus and Iglo Groups and (iii) reverse a €1.3 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(c)	Adjustments to (i) reflect (€0.6) million of incremental amortization on the increase of the fair value of brands and customer lists recorded as part of the Findus acquisition PPA(there was no increase in the value of definite life intangible assets as part of the Iglo Group’s acquisition PPA), (ii) eliminate a Findus (€1.0) million prior ownership corporate credit and (iii) adjustment to Findus three months ended September 30, 2015 results for Nomad Foods accounting policy alignments to reclassify €0.5 million of advertising and promotion expenses to revenue and increasing expense by (€0.3) million, net, for capitalisation of new product development costs and associated amortization.
(d)	Adjustment to add back Exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended December 31, 2015’ on page 13 for a detailed list of exceptional items.
(e)	The Company’s adjustment of (€0.9) million to restate net finance costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and to eliminate €14.1 million of non-cash foreign exchange translation gains.
(f)	The Company’s adjustment to reflect the tax effect of the items described above at the applicable tax rate for each adjustment as well as an adjustment for the effect of a tax rate change on deferred tax assets.
(g)	For both Reported and Pro Forma As Adjusted EPS, weighted average shares outstanding includes the common share equivalent of the Founder Preferred Shares because they are mandatorily convertible into ordinary shares, but excludes ordinary shares issued as a dividend against Preferred Shares in January 2016. Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2014.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended December 31, 2014 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Profit and Loss (unaudited)

Three Months Ended December 31, 2014

€ in millions, except per share data	As reported for the three months ended December 31, 2014	Add Iglo Group for the three months ended December 31, 2014	Add Findus unaudited results for the three months ended September 30, 2014	Combined	Adjustments		Combined Pro Forma As Adjusted for the three months ended December 31, 2014
Revenue	—	395.1	166.8	561.9	(14.9	)(a)	547.0
Cost of sales	—	(251.7)	(127.9)	(379.6)	13.8	(b)	(365.8)

Gross profit	—	143.4	38.9	182.3	(1.1)		181.2
Other operating expenses	(0.3)	(63.7)	(20.8)	(84.8)	0.9	(c)	(83.9)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	0.3	—	—	0.3	(0.3	)(d)	—
Exceptional items	0.1	(14.2)	(5.5)	(19.6)	19.6	(e)	—

Operating profit	0.1	65.5	12.6	78.2	19.1		97.3
Finance income	—	2.9	4.8	7.7	(4.8)		2.9
Finance costs	—	(62.1)	(7.1)	(69.2)	48.7		(20.5)

Net financing costs	—	(59.2)	(2.3)	(61.5)	43.9	(f)	(17.6)

Profit before tax	0.1	6.3	10.3	16.7	63.0		79.7
Taxation	—	(6.1)	(2.1)	(8.2)	(12.0	)(g)	(20.2)

Profit for the period	0.1	0.2	8.2	8.5	51.0		59.5

Weighted average shares outstanding(h)	50,025,000						179,287,439
Earnings per Share	—						€0.33

(a)	Adjustments to eliminate €14.4 million of intercompany trade between Findus and Iglo Groups for the three months ended December 31, 2014 and a Nomad Foods accounting policy alignment to reclassify €0.5 million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(b)	Adjustments to (i) increase depreciation expense by (€0.6) million net to reflect the Iglo and Findus purchase price accounting (PPA) adjustments to the fair value of property, plant and equipment and (ii) eliminate €14.4 million of intercompany trade between Findus and Iglo Groups for the three months ended December 31, 2014.
(c)	Adjustments to (i) reflect (€0.5) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) reflect a reduction of €0.3 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €1.3 million Findus prior ownership corporate charge; and, (iv) adjustment to Findus three months ended September 30, 2014 results for Nomad Foods accounting policy alignments to reclassify €0.5 million of advertising and promotion expenses to revenue and increasing expense by (€0.7) million, net, relating to the capitalisation of new product development costs and related amortization.
(d)	Adjustment to add back a Nomad Foods €0.3 million non-cash charge relating to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(e)	Adjustment to add back Exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended December 31, 2014’ on page 14 for a detailed list of exceptional items.
(f)	The Company’s adjustment of €41.7 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €2.2 million of non-cash foreign exchange translation charges.
(g)	The Company’s adjustment to reflect the tax impact of the above at the applicable effective tax rate.
(h)	For both Reported and Pro Forma As Adjusted EPS, weighted average shares outstanding includes the common share equivalent of the Founder Preferred Shares because they are mandatorily convertible into ordinary shares, but excludes ordinary shares issued as a dividend against Preferred Shares in January 2016. Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2014.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 to the reported results of Nomad Foods for their corresponding statutory reporting period:

Pro Forma As Adjusted Profit and Loss (unaudited)

For the twelve months ended December 31, 2015

€ in millions, except per share data	As reported for the nine months ended December 31, 2015	Deduct Findus for the two months ended December 31, 2015	Add Nomad Foods for the three months ended March 31, 2015	Add Iglo Group for the five months ended May 31, 2015	Add Findus for the twelve months ended September 30, 2015	Combined	Adjustments		Combined Pro Forma As Adjusted for the twelve months ended December 31, 2015
Revenue	894.2	(102.6)	—	640.3	635.0	2,066.9	(15.2	)(a)	2,051.7
Cost of sales	(663.0)	97.6	—	(417.9)	(493.8)	(1,477.1)	44.0	(b)	(1,433.1)

Gross profit	231.2	(5.0)	—	222.4	141.2	589.8	28.8		618.6
Other operating costs	(138.6)	17.3	(0.2)	(109.5)	(95.0)	(326.0)	2.7	(c)	(323.3)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(348.6)	—	(143.6)	—	—	(492.2)	492.2	(d)	—
Exceptional items	(58.1)	1.1	(0.6)	(84.3)	(10.4)	(152.3)	152.3	(e)	—

Operating (loss)/profit	(314.1)	13.4	(144.4)	28.6	35.8	(380.7)	676.0		295.3
Finance income	8.7	(4.7)	—	2.0	6.1	12.1	(5.7)		6.4
Finance costs	(44.2)	0.4	—	(117.7)	(28.0)	(189.5)	107.9		(81.6)

Net financing costs	(35.5)	(4.3)	—	(115.7)	(21.9)	(177.4)	102.2	(f)	(75.2)

(Loss)/profit before tax	(349.6)	9.1	(144.4)	(87.1)	13.9	(558.1)	778.2		220.1
Taxation	12.3	(1.2)	—	(40.9)	(5.5)	(35.3)	(14.7	)(g)	(50.0)

(Loss)/profit for the period	(337.3)	7.9	(144.4)	(128.0)	8.4	(593.4)	763.5		170.1

Weighted average shares outstanding(h)	145,590,810								179,627,131
(Loss)/Earnings per share	€(2.32)								€0.95

(a)	Adjustments to eliminate €13.7 million of intercompany trade between Findus and Iglo Groups for the reported periods and a Nomad Foods accounting policy alignment to the Findus Group twelve months ended September 30, 2015 to reclassify €1.5 million of advertising and promotion expenses from other operating expenses.

(b)	Adjustment to (i) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA); (ii) increase depreciation expense by (€0.6) million net to reflect Iglo and Findus PPA adjustments to the fair value of property, plant and equipment; (iii) eliminate €13.7 million of intercompany trade between Findus and Iglo Groups for the reported periods and (iv) reverse a €4.9 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(c)	Adjustment to (i) reflect (€2.3) million of incremental amortization on the increase in fair value of brands and customer lists recorded as part of Findus Group PPA (there was no increase in value of definite life intangible assets as part of the Iglo acquisition PPA); (ii) reflect a reduction of €0.5 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €3.4 million Findus prior ownership corporate charge and (iv) adjustment in Findus for accounting policy alignments to Nomad Group policies; specifically to reclassify €1.5 million of advertising and promotion expenses to revenue and increasing expense by (€0.4) million net relating to the capitalisation of new product development costs and the associated amortization.
(d)	Adjustment to Nomad Foods to add back the €492.2 million non-cash charges related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(e)	Adjustment to add back Exceptional items, which management believe do not have a continuing impact. See table ‘Non IFRS reconciliation (unaudited) twelve months ended December 31, 2015’ on page 15 for a detailed list of exceptional items.
(f)	The Company’s adjustment of €71.6 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €30.6 million of non-cash foreign exchange translation charges.
(g)	The Company’s adjustment to reflect the tax impact of the adjustments described above at the applicable effective tax rate of 22.7%.
(h)	For both Reported and Pro Forma As Adjusted EPS, weighted average shares outstanding includes the common share equivalent of the Founder Preferred Shares because they are mandatorily convertible into ordinary shares, but excludes ordinary shares issued as a dividend against Preferred Shares in January 2016. Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2014.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the twelve months ended December 31, 2014 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Profit and Loss (unaudited)

Twelve months ended December 31, 2014

€ in millions, except per share data	As reported for the twelve months ended March 31, 2015	Add Iglo Group for the twelve months ended December 31, 2014	Add Findus for the twelve months ended September 30, 2014	Combined	Adjustments		Combined Pro Forma As Adjusted for the twelve months ended December 31, 2014
Revenue	—	1,500.9	634.0	2,134.9	(21.6	)(a)	2,113.3
Cost of sales	—	(970.9)	(487.2)	(1,458.1)	17.7	(b)	(1,440.4)

Gross profit	—	530.0	146.8	676.8	(3.9)		672.9
Other operating costs	(0.7)	(254.2)	(96.1)	(351.0)	3.0	(c)	(348.0)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(166.2)	—	—	(166.2)	166.2	(d)	—
Exceptional items	(0.7)	(52.9)	(6.5)	(60.1)	60.1	(e)	—

Operating (loss)/profit	(167.6)	222.9	44.2	99.5	225.4		324.9
Finance income	0.1	6.8	9.4	16.3	(9.5)		6.8
Finance costs	—	(297.0)	(30.5)	(327.5)	245.5		(82.0)

Net financing income/(costs)	0.1	(290.2)	(21.1)	(311.2)	236.0	(f)	(75.2)

(Loss)/profit before tax	(167.5)	(67.3)	23.1	(211.7)	461.4		249.7
Taxation	—	(41.8)	(4.9)	(46.7)	(18.1	)(g)	(64.8)

(Loss)/profit for the period	(167.5)	(109.1)	18.2	(258.4)	443.3		184.9

Weighted average shares outstanding(h)	50,025,000						179,287,439
(Loss)/Earnings per share	€(3.35)						€1.03

(a)	Adjustments to eliminate €20.1 million of intercompany trade between Findus and Iglo Groups for the reported periods and a Nomad Foods accounting policy alignment to the Findus Group twelve months ended September 30, 2014 to reclassify €1.5 million of advertising and promotion expenses from other operating expenses.
(b)	Adjustments to (i) increase depreciation expense by (€2.4) million, reflecting the PPA adjustments for Iglo and Findus PPA adjustments to the fair value of property, plant and equipment; and (ii) eliminate €20.1 million of intercompany trade between Findus and Iglo Groups for the reported periods.
(c)	Adjustments to (i) reflect (€2.2) million of incremental amortization on the increase in the fair value of brands and customer lists recorded as part of the PPA for the acquisition of the Findus Group (there was no increase in value of definite life intangible assets as part of the PPA for the acquisition of the Iglo Group); (ii) reflect a reduction of €1.1 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €5.4 million Findus prior ownership corporate charge and (iv) adjustment in Findus for accounting policy alignments to Nomad Foods policies, specifically to reclassify €1.5 million of advertising and promotion expenses to revenue and reflect (€2.8) million net expense relating to the capitalisation of new product development costs and associated amortization.
(d)	Adjustment to Nomad Foods to add back the €166.2 million non-cash charges related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Liability.
(e)	Adjustment to add back Exceptional items, which management believe do not have a continuing impact. See table ‘Non IFRS reconciliation (unaudited) twelve months ended December 31, 2014’ on page 17 for a detailed list of exceptional items.
(f)	The Company’s adjustment of €207.5 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Group Acquisition and €28.5 million of non-cash foreign exchange translation charges.
(g)	The Company’s adjustment to add back the tax impact of the adjustments described above and to reflect the applicable effective tax rate of 26.0%.
(h)	For both Reported and Pro Forma As Adjusted EPS, weighted average shares outstanding includes the common share equivalent of the Founder Preferred Shares because they are mandatorily convertible into ordinary shares, but excludes ordinary shares issued as a dividend against Preferred Shares in January 2016. Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2014.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and Pro Forma As Adjusted EBITDA for the three months ended December 31, 2015 to the reported results of Nomad Foods for such period:

EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended December 31, 2015

€ in millions	As reported for the three months ended December 31, 2015	Deduct Findus for the two months ended December 31, 2015	Add Findus unaudited results for the three months ended September 30, 2015		Combined Pro Forma As Adjusted for the three months ended December 31, 2015
Profit/(loss) before tax	35.4	9.1	(1.5)		43.0
Net financing (income)/costs	(4.1)	4.3	4.2		4.4
Depreciation	10.1	(2.4)	5.8		13.5
Amortization	0.8	(0.6)	0.1		0.3

EBITDA	42.2	10.4	8.6		61.2

Exceptional items:
Transactions related costs	6.7	(1.1)	5.8	(a)	11.4
Costs related to management incentive plans	1.6	—	—	(b)	1.6
Investigation of strategic opportunities	6.6	—	—	(c)	6.6
Cisterna fire net income	(3.4)	—	—	(d)	(3.4)
Restructuring costs	5.4	—	1.9	(e)	7.3
Integration costs	3.4	—	—	(f)	3.4
Other costs	—	—	1.8	(g)	1.8

Other Adjustments (h)					(0.3)

Adjusted EBITDA					89.6

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Net income received through payment of insurance policy claims as a result of an August 2014 fire in the Iglo Group’s Italian production facility.
(e)	Costs relating to planned restructuring activities in Iglo’s German, UK and Italian factories, plus €1.9 million restructuring costs recognized by Findus in relation to various countries.
(f)	Costs recognized by Nomad Foods relating to the integration of Findus.
(g)	Costs recognized by Findus in the three months ended September 30, 2015 and before the acquisition by Iglo including a (€1.8) million gain adjustment for bargain purchase of La Cocinera, €3.2 million non-cash impairment of brands and €0.4 million one-time emission permit penalties.
(h)	Adjustments to (i) reverse a €1.3 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives; (ii) reflect accounting policy alignments between Findus and Nomad policies; specifically expensing(€0.6) million of capitalized new product development costs and internal labour costs and (iii) eliminate a (€1.0) million prior ownership corporate credit.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended December 31, 2014

€ in millions	As reported for the three months ended December 31, 2014	Add Iglo Group as reported for the three months ended December 31, 2014	Add Findus unaudited results for the three months ended September 30, 2014		Combined Pro Forma As Adjusted for the three months ended December 31, 2014
Profit before tax	0.1	6.3	10.3		16.7
Net financing costs	—	59.2	2.3		61.5
Depreciation	—	6.4	1.6		8.0
Amortization	—	1.8	0.3		2.1

EBITDA	0.1	73.7	14.5		88.3
Exceptional items:
Transactions related costs	(0.1)	1.4	—	(a)	1.3
Costs related to management incentive plans	—	6.1	—	(b)	6.1
Investigation of strategic opportunities	—	7.9	—	(c)	7.9
Cisterna fire net income	—	(1.9)	—	(d)	(1.9)
Restructuring costs	—	0.6	1.3	(e)	1.9
Other costs	—	—	4.3	(f)	4.3

Other Adjustments (g)					0.3

As Adjusted EBITDA					108.2

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Strategic review costs incurred at Iglo Group under prior ownership considered non-recurring.
(d)	Net income received as a result of an August 2014 fire in the Iglo Group’s Italian production facility, through payment of insurance policy claims.
(e)	Restructuring costs in relation to Iglo’s German factories and €1.3 million restructuring costs recognized by Findus in relation to various countries.
(f)	Costs recognized by Findus in the three months ended September 30, 2014, includes €4.3 million brand impairment.
(g)	Adjustments to (i) eliminate a (€0.3) million non-cash credit related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Liability; and (ii) reflect accounting policy alignments between Findus and Nomad policies; specifically expensing (€0.9) million of capitalized new product development costs and internal labour costs and deducting a €1.5 million prior ownership corporate charge.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and Pro Forma As Adjusted EBITDA for the twelve months ended December 31, 2015 to the reported results of Nomad Foods for such period:

Non IFRS reconciliation

Twelve Months Ended December 31, 2015

€ in millions	As reported for the nine months ended December 31, 2015	Deduct Findus for the two months ended December 31, 2015	Add Nomad Foods for the three months ended March 31, 2015	Add Iglo Group for the five months ended May 31, 2015		Add Findus for the twelve months ended September 30, 2015		Combined
(Loss)/Profit before tax	(349.6)	9.1	(144.4)	(87.1)		13.9		(558.1)
Net financing costs	35.5	4.3	—	115.7		21.9		177.4
Depreciation	20.3	(2.4)	—	11.3		16.3		45.5
Amortization	1.5	(0.6)	—	1.2		1.5		3.6

EBITDA	(292.3)	10.4	(144.4)	41.1		53.6		(331.6)

Exceptional items:
Transactions related costs	34.1	(1.1)	0.6	3.8		5.7	(a)	43.1
Purchase price adjustment to intangible assets	—	—	—	55.0		—	(b)	55.0
Costs related to management incentive plans	3.5	—	—	22.9		—	(c)	26.4
Investigation of strategic opportunities	9.6	—	—	1.3		—	(d)	10.9
Cisterna fire net (income)/costs	(2.5)	—	—	1.3		—	(e)	(1.2)
Bargain purchase gain on La Cocinera	—	—	—	—		(11.5	)(f)	(11.5)
Restructuring costs	8.9	—	—	—		10.9	(g)	19.8
Integration costs	4.5	—	—	—		—	(h)	4.5
Other costs	—	—	—	—		5.3	(i)	5.3

Other Adjustments(j)	390.3	(11.0)	143.8	—		1.4		524.5

Pro Forma As Adjusted EBITDA	156.1	(1.7)	—	125.4		65.4		345.2

Working capital movement	4.4	23.3	0.3	(21.2)		(2.3)		4.5
Pensions and other cash flows	(1.5)	(1.0)	—	(2.0)		(3.8)		(8.3)
Capital Expenditure	(21.4)	2.7	—	(4.4	)(k)	(25.2)		(48.3)

Pro Forma as Adjusted operating cashflow before tax	137.6	23.3	0.3	97.8		34.1		293.1

Adjusted operating cashflow before tax	137.6							293.1
As Adjusted EBITDA	156.1							345.2

LTM cash conversion rate	88.1%							84.9%

Net debt as of December 31, 2015 (l)	1,324.7							1,324.7
As Adjusted EBITDA	156.1							345.2

Net leverage ratio (m)	8.5x							3.8x

(a)	Includes costs incurred in relation to completed and potential acquisitions and listing on the US Stock Exchange.
(b)	Elimination of charges at the Iglo level related to the purchase price exercise on the acquisition of the Iglo Group. At the Nomad Foods level, this adjustment is recognised within goodwill, but at the Iglo Group level it is reported within profit and loss.
(c)	Costs incurred in relation to prior ownership’s long term management incentive plans, accelerated due to the sale of the Iglo Group.
(d)	Strategic review costs incurred at Iglo Group under prior ownership considered non-recurring.
(e)	Net income received as a result of an August 2014 fire in the Iglo Group’s Italian production facility, through payment of insurance policy claims.
(f)	Bargain purchase gain recognized by Findus on the April 2015 acquisition of La Cocinera in the twelve months ended September 30, 2015.
(g)	Costs relating to planned restructuring activities in Iglo’s German, UK and Italian factories, plus €10.9 million restructuring costs recognized by Findus in relation to various countries in the year ended September 30, 2015.
(h)	Costs recognized by Nomad Foods relating to the integration of Findus.
(i)	Costs recognized by Findus in the twelve months ended September 30, 2015, includes €3.1 million impairment of brands and €2.2 million emission permit penalties.
(j)	Adjustment to (i) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA); (ii) add back to as reported December 31, 2015 €11.0 million non-cash charge related to the increase in inventory fair value uplift recorded as part of the Findus Group’s PPA, which is subsequently deducted ((€11.0) million) within Findus results for the two months ended December 31, 2015; (iii) reflect accounting policy alignments between Findus and Nomad Foods policies; specifically expensing (€2.0) million of capitalized new product development costs and internal labour costs and eliminating a €4.9 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives; (iv) deducting a €3.4 million prior ownership corporate charge and; (v) eliminating a €492.2 million non-cash charge related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Liability.
(k)	Includes an adjustment to reduce capital expenditure after expensing €2.0 million of capitalized new product development costs and internal labour costs.
(l)	Calculated as cash at bank less bank overdrafts, external debt and finance lease payables.
(m)	Calculated as Net Debt divisible by Adjusted EBITDA.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and Pro Forma As Adjusted EBITDA for the twelve months ended December 31, 2014 to the reported results of Nomad Foods for such period:

Non IFRS reconciliation

Twelve Months Ended December 31, 2014

€ in millions	As reported for the twelve months ended March 31, 2015	Add Iglo Group for the twelve months ended December 31, 2014	Add Findus for the twelve months ended September 30, 2014		Combined
Profit/(Loss) before tax	(167.5)	(67.3)	23.1		(211.7)
Net financing (income)/costs	(0.1)	290.2	21.1		311.2
Depreciation	—	24.8	12.8		37.6
Amortization	—	5.6	1.5		7.1

EBITDA	(167.6)	253.3	58.5		144.2

Transactions related costs	0.7	1.7	—	(a)	2.4
Costs related to management incentive plans	—	16.7	—	(b)	16.7
Investigation of strategic opportunities	—	17.4	—	(c)	17.4
Cisterna fire net costs	—	5.5	—	(d)	5.5
Restructuring costs	—	11.6	4.9	(e)	16.5
Other costs	—	—	1.6	(f)	1.6

Other Adjustments (g)	166.3	—	1.1		167.4

Pro Forma As Adjusted EBITDA	(0.6)	306.2	66.1		371.7

Working capital movement	0.3	(0.4)	7.8		7.7
Pensions and other cash flows	—	(4.3)	(2.6)		(6.9)
Capital Expenditure	—	(26.3)	(14.4	)(h)	(40.7)

Adjusted operating cashflow before tax	(0.3)	275.2	56.9		331.8

Adjusted operating cashflow before tax	*np				331.8
As Adjusted EBITDA	np				371.7

Cash conversion rate	np				89.3%

Net debt (i)	np				1,372.5
As Adjusted EBITDA	np				371.7

Net leverage ratio (j)	np				3.7x

*	np – not provided since Nomad was non-operational.
(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Costs incurred in relation to prior ownership’s long term management incentive plans.
(c)	Strategic review costs incurred at Iglo Group under prior ownership considered non-recurring.
(d)	Net costs as a result of an August 2014 fire in the Iglo Group’s Italian production facility, through payment of insurance policy claims.
(e)	Restructuring costs in relation to Iglo’s German factories, plus €4.9 million restructuring costs recognized by Findus in relation to various countries in the twelve months ended September 30, 2014.
(f)	Costs recognized by Findus in the three months ended September 30, 2014, includes €4.2 million brand impairment costs and €2.6 million Pension scheme curtailment gain.
(g)	Adjustment to (i) reflect accounting policy alignments between Findus and Nomad Foods policies; specifically expensing (€4.3) million of capitalized new product development costs and internal labour costs; (ii) deducting a €5.4 million prior ownership corporate charge and (iii) eliminating €166.3 million non-cash charges related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Liability.
(h)	Includes an adjustment to reduce capital expenditure after expensing €4.3 million of capitalized new product development costs and internal labour costs.
(i)	Calculated as cash at bank less bank overdrafts (adjusted for the Iglo Group and Findus Group acquisitions), external debt and finance lease payables.
(j)	Calculated as Net Debt divisible by Adjusted EBITDA.

Appendix 1: Findus Group financial information for the three months ended September 30, 2014 and September 30, 2015

The financial information of the Findus Group for the three months ended September 30, 2014 and 2015 has been derived from the audited consolidated carve-out financial statements of Findus Sverige AB (“Findus”) for the twelve months ended September 30, 2014 and September 30, 2015 and the reviewed financial information for the nine months ended June 30, 2014 and June 30, 2015.

This financial information has been reported in British Pound Sterling and used to determine the financial information presented in Euro for the three months ended September 30, 2014, converted at an average rate of 1.2578 and 1.3837 for the three months ended September 30, 2015.

As reported Findus financial information for the three months ending September 30, 2015

	Findus audited financial information for the twelve months ended September 30, 2015 (i)	Findus reviewed financial information for the nine months ended June 30, 2015	Findus as reported for the three months ended September 30, 2015 (i)	Findus as reported for the three months ended September 30, 2015
	£m	£m	£m	€m
Revenue	471.4	350.0	121.4	168.0
Cost of sales	(366.6)	(270.9)	(95.7)	(132.4)

Gross profit	104.8	79.1	25.7	35.6
Other operating expenses	(70.5)	(53.6)	(16.9)	(23.4)
Impairment	(2.3)	—	(2.3)	(3.2)
Exceptional items	(5.4)	(0.8)	(4.6)	(6.4)

Operating profit/(loss)	26.6	24.7	1.9	2.6
Finance income	4.5	4.0	0.5	0.7
Finance costs	(13.7)	(9.3)	(4.4)	(6.1)
Foreign exchange	(7.1)	(8.0)	0.9	1.2

Net financing costs	(16.3)	(13.3)	(3.0)	(4.2)

Profit/(loss) before tax	10.3	11.4	(1.1)	(1.6)
Taxation	(4.1)	(3.2)	(0.9)	(1.2)

Profit/(loss) for the year	6.2	8.2	(2.0)	(2.8)

As reported Findus financial information for the three months ending September 30, 2014

	Findus audited financial information for the twelve months ended September 30, 2014 (ii)	Findus reviewed financial information for the nine months ended June 30, 2014	Findus as reported for the three months ended September 30, 2014	Findus as reported for the three months ended September 30, 2014
	£m	£m	£m (ii)	€m
Revenue	519.6	387.0	132.6	166.8
Cost of sales	(399.3)	(297.6)	(101.7)	(127.9)

Gross profit	120.3	89.4	30.9	38.9
Other operating expenses	(78.8)	(62.3)	(16.5)	(20.8)
Impairment	(3.4)	—	(3.4)	(4.3)
Exceptional items	(1.9)	(0.9)	(1.0)	(1.2)

Operating profit	36.2	26.2	10.0	12.6
Finance income	7.7	3.9	3.8	4.8
Finance costs	(14.4)	(10.4)	(4.0)	(5.0)
Foreign exchange	(10.6)	(8.9)	(1.7)	(2.1)

Net financing costs	(17.3)	(15.4)	(1.9)	(2.3)

Profit before tax	18.9	10.8	8.1	10.3
Taxation	(4.0)	(2.3)	(1.7)	(2.1)

Profit for the year	14.9	8.5	6.4	8.2

(i)	In the year ended September 30, 2015 impairment costs of £2.3 million, £5.0 million of restructuring costs, £1.6 million costs in relation to an emissions permit penalty notification in Sweden and £3.1 million of manufacturing rationalization expenses were incurred, offset by an (£8.5) million gain on bargain purchase of La Cocinera frozen food business and net acquisition and disposal costs of £4.2 million. In accordance with the accounting policies of Nomad these have been reclassified from Impairments or Other operating expenses to Exceptional items.

For the three months ended September 30, 2015, the corresponding costs were £2.3 million of impairment costs, a (£0.4) million credit to restructuring costs, £1.8 million of manufacturing rationalization expenses, £0.3 million costs in relation to an emissions permit penalty notification in Sweden, net acquisition and disposal costs of £4.2 million offset by a (£1.3) million gain on bargain purchase of La Cocinera frozen food business.

(ii)	In the year ended September 30, 2014 impairment costs of £3.4 million, manufacturing rationalization costs of £1.6 million, £2.4 million of restructuring costs and a (£2.1) million pension scheme curtailment gain would be classified as Exceptional items and have been reclassified from Impairments or Other operating expenses to Exceptional items.

For the three months ended September 30, 2014, the corresponding costs were impairment costs of £3.4 million, manufacturing rationalization costs of £0.4 million and £0.6 million of restructuring costs.

Forward-Looking Statements

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the reduction in the Iglo Group’s debt levels; (v) the future operating and financial performance of the Company; and (vi) the success of the unified Findus brand. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic opportunities; (iv) the successful completion of strategic acquisitions; (v) the limited liquidity and trading of the Company’s securities; (vi) changes in applicable laws or regulations; and (vii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company or the Iglo Group. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, neither the Company nor the Iglo Group undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Contact Details

Media Contacts:

Liz Cohen

Weber Shandwick

+1-212-445-8044

liz.cohen@webershandwick.com

Investor Contact:

John Mills

Partner, ICR

+1-646-277-1254

John.Mills@ICRINC.com

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com